SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2006
Commission File Number 1-33208
SOLARFUN POWER HOLDINGS CO., LTD
666 Linyang Road
Qidong, Jiangsu Province 226200
People’s Republic of China
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-            )

SIGNATURE
EXHIBIT INDEX
EX-99.1 PRESS RELEASE DATED DECEMBER 20, 2006

            Solarfun Power Holdings Co., Ltd. (the “Registrant”) is furnishing under the cover of Form 6-K:
99.1:	Press release, dated December 20, 2006, regarding its initial public offering and listing on the NASDAQ Global Market.

2

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLARFUN POWER HOLDINGS CO., LTD

By:	/s/ Yonghua Lu
	Name:	Yonghua Lu
	Title:	Chairman and Chief Executive Officer

Date: December 22, 2006

3

EXHIBIT INDEX
Exhibit	Description

99.1:	Press release, dated December 20, 2006, regarding its initial public offering and listing on the NASDAQ Global Market.

4